FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

RESIGNATION OF REGULAR DIRECTOR JUAN MANUEL BALLESTEROS CASTELLANO. APPOINTMENT OF THE NEW MEMBERS OF THE BOARD OF DIRECTORS.

Buenos Aires, April 19th 2021

Securities and Exchange Commission

RELEVANT EVENT. RESIGNATION OF REGULAR DIRECTOR JUAN MANUEL BALLESTEROS CASTELLANO. APPOINTMENT OF THE NEW MEMBERS OF THE BOARD OF DIRECTORS.

With due consideration:

We hereby address you as proxies of BBVA Argentina S.A., in order to inform that the Board of Directors of Banco BBVA Argentina S.A. accepted today the resignation of the Regular Director Juan Manuel Ballesteros Castellano as from the next Meeting of Shareholders, whereby a new member shall be appointed to replace him. Thus, it is expressly stated that such resignation was not intentional or untimely but due to personal reasons.

Moreover, we hereby inform that the shareholder Banco Bilbao Vizcaya Argentaria S.A. notified the Board of Directors its intention to appoint two new regular directors, Mr. Ernesto Mario San Gil and Mrs. Nuria Alonso Jiménez during the next Extraordinary General Meeting of Shareholders to be held on April 20th 2021.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 19th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer